Exhibit p.8

REXITER CAPITAL MANAGEMENT LIMITED

CODE OF ETHICS

JUNE 2008

Table of Contents

I. Introduction	2

II. Applicability	2

III. Key Definitions	3

Covered Securities	3

IV. Pre-Clearance of Personal Securities Transactions	3

V. Restrictions	4

Blackout Periods	4
Initial Public Offerings and Private Placements	5
Options	5
Mutual Funds	5
Short-Term Trading and Other Restrictions	5

VI. Reporting Requirements	6

VII. Standard of Conduct	8

Personal Trading	8
Protecting Confidential Information	8
Gifts and Entertainment	9
Service as a Director/Outside Employment and Activities	9

VIII. Sanctions	10

I.	INTRODUCTION

The Code of Ethics (the “Code”) is designed to reinforce Rexiter Capital Management Limited’s (“Rexiter”) (“the Firm”) reputation for integrity by avoiding even the appearance of impropriety in the conduct of our business. The Code sets forth procedures and limitations which govern the personal securities transactions of every employee of the Firms.

The Firm and its employees are subject to certain laws and regulations governing personal securities trading. We have developed this Code to promote the highest standards of behaviour and ensure compliance with applicable laws.

Employees should be aware that they may be held personally liable for any improper or illegal acts committed during their course of employment, and that “ignorance of the law” is not a defence. Employees may be subject to civil penalties such as fines, regulatory sanctions including suspensions, as well as criminal penalties.

Employees must read the Code and comply with it. Failure to comply with the provisions of the Code may result in serious sanctions including, but not limited to: disgorgement of profits, dismissal, substantial personal liability and referral to law enforcement agencies or other regulatory agencies. A copy of the Code is maintained in the shared drive: Rexiter; Compliance; Compliance Manuals for future reference. Any questions regarding the Code should be directed to the Rexiter Compliance Officer in person or on e-mail address at gjackson@rexiter.com.

General Principles

Each employee is responsible for maintaining the very highest ethical standards when conducting business. More specifically, this means:

•	Each employee has a duty at all times to place the interests of our clients first;

•

All personal securities transactions must be conducted consistent with the Code and in such a manner as to avoid any actual or potential conflict of interest or other abuse of the employee’s position of trust and responsibility; and

•	No employee should take inappropriate advantage of his/her position or engage in any fraudulent or manipulative practice with respect to our clients’ accounts.

II.	APPLICABILITY

Employees

This Code is applicable to all the Firm’s employees. Additionally, each new employee’s offer letter will include a copy of the Code of Ethics and a statement advising the individual that he/she will be subject to the Code of Ethics if he/she accepts the offer of employment.

Family Members and Related Parties

The Code applies to the accounts of the employee, his/her spouse or domestic partner, his/her minor children, his/her adult children living at home, and any relative, person or entity for whom the employee directs the investments or any associate with who a business or domestic relationship might reasonably be expected to give rise to a community of interest between them which may involve a conflict of interest in dealing with third parties. Joint accounts will also need to be included if an employee is one of the joint account holders.

Contractors and Consultants

Each contractor/consultant/temporary employee contract will include the Code as an addendum, and each contractor/consultant/temporary employee will be required to sign an acknowledgement that he/she has read the Code and will abide by it except for the pre-clearance and reporting provisions.

Investment Clubs

An employee who is a member of an investment club is subject to the pre-clearance and reporting requirements of the Code with respect to the transactions of the investment club. Additionally, memberships in Investment Clubs will require prior approval of the Rexiter Compliance Officer.

III.	KEY DEFINITIONS

COVERED SECURITIES

For purposes of the Code, “Security” shall have the meaning set forth in Section 2(a)(36) of the Investment Company Act of 1940 (“1940 Act”). This definition of “Security” includes, but is not limited to: any note, equity, treasury stock, bond, debenture, evidence of indebtedness, certificates of interest or participation in any profit-sharing agreement, any put, call, straddle, option or privilege on any Security or on any group or index of Securities, or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency. Further, for the purpose of the Code, “Security” shall include any commodity contracts as defined in Section 2(a)(1)(A) of the Commodity Exchange Act. This definition includes but is not limited to futures contracts on equity indices. For the purposes of the Code this definition also includes mutual funds advised or sub-advised by the Firms. Covered Securities also includes Spread bets on Securities covered in the definition within this Code.

Covered securities will also include exchange traded funds (“ETFs”) advised or sub-advised by the Firms or any equivalents in local non-US jurisdictions, single stock futures and both the SEC and Commodity Futures Trading Commission (“CFTC”) regulated futures.

“Security” shall not include direct obligations of the government of the United States or any other sovereign country or supra-national agency, bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, variable and fixed insurance products or mutual funds not advised or sub-advised by the Firms. Spread bets on the outcome of sporting events are not covered by the Code.

IV.	PRE-CLEARANCE OF PERSONAL SECURITIES TRANSACTIONS

Unless the investment type is exempted for pre-clearance purposes, all employees must request and receive pre-clearance prior to engaging in the purchase or sale of a security. Although a request may need to be pre-cleared, it may be subject to a de minimis exception which would permit the trade to be automatically pre-approved due to it’s size. All pre-clearance requests will be made by submitting a Pre-Trade Authorisation Form (“PTAF”) via the Code of Ethics Compliance System.

Pre-clearance approval is only good until midnight local time of the day when approval is obtained. “Good-till-cancelled” orders are not permitted. “Limit” orders must receive pre-clearance every day the order is open.

As there could be many reasons for pre-clearance being granted or denied, employees should not infer from the pre-clearance response anything regarding the security for which pre-clearance was requested.

De Minimis Exception

Employee transactions effected pursuant to the de minimis remain subject to the pre-clearance and reporting requirements of the Code. A de minimis transaction is a personal trade that meets the following conditions: An equity transaction of less than US $30,000 or local equivalent and not more than 1% of the average daily trading volume inn the security for the preceding 5 trading days. For fixed income instruments a transaction is de minimis if it would be for less than $30,000 or local equivalent. In determining whether or not an employee’s trading is de minimis, all trades in the same stock over a 5 day trading period are deemed to be one trade for the purposes of the de minimis calculation.

Exempted Securities

Pre-clearance by employees is not required for the following transactions:

•	Transactions made in an account where the employee pursuant to a valid legal instrument has given investment discretion to an unaffiliated/unrelated third party;

•

Purchases or sales of direct obligations of the government of the United Kingdom or other sovereign government or supra-national agency, high quality short-term debt instruments, bankers acceptances, certificates of deposit (“CDs”), commercial paper, repurchase agreements, and securities issued by open-end investment companies (e.g., mutual funds);

•	Automatic investments in programs where the investment decisions are non-discretionary after the initial selections by the account owner (although the initial selection requires pre-clearance);

•	Investments in dividend reinvestment plans;

•	Purchases or sales of broad-based stock indices;

•	Purchases or sales of variable and fixed insurance products;

•	Exercised of company share save schemes, rights, warrants or tender offers;

•	General obligation municipal bonds, transactions in ESOPs, and Share Builder and similar services; and

•	Securities received via a gift or inheritance.

V.	RESTRICTIONS

BLACKOUT PERIODS

Subject to the de minimis exception employees may not trade in a security on any day that a client has a pending buy or sell order in the same covered security.

In addition, subject to the de minimis exception an employee may not buy or sell a security that a client account/fund has traded within 7 calendar days on either side of the fund’s or account’s execution date.

INITIAL PUBLIC OFFERINGS AND PRIVATE PLACEMENTS

Employees are prohibited from acquiring securities through an allocation by the underwriter of an initial public offering (“IPO”). There is an exception for a situation where the spouse/domestic partner of an employee, with prior written disclosure to and written approval from a Senior Compliance Officer in the office where the staff member is principally employed, could acquire shares in an IPO of his/her employer.

In addition, employees are prohibited from purchasing securities in a private offering unless the purchase is approved in writing by the Rexiter Compliance Officer. Private placements include certain co-operative investments in real estate, commingled investment vehicles such as hedge funds, and investments in family owned businesses. Time-shares and cooperative investments in real estate used as a primary or secondary residence are not considered to be private placements.

OPTIONS

Employees are prohibited from buying options. There is an exception for employees who have received options from a prior employer. In those instances, the exercising of options received from the prior employer is subject to the pre-clearance and reporting requirements of this Code.

MUTUAL FUNDS

Employee investments in any mutual funds that are advised or sub-advised by the Firms are subject to a ninety (90) day holding period. These transactions are subject to the reporting and the pre-clearance requirements of this Code.

The current list of the Firms’ advised and sub-advised mutual funds is maintained by the Rexiter Compliance Officer and in his absence by the Rexiter Client Relationship Manager.

SHORT-TERM TRADING AND OTHER RESTRICTIONS

The following restrictions apply to all securities transactions by employees:

•

Short-Term Trading. Employees are prohibited from profiting from the purchase and sale or sale and purchase of the same securities within sixty (60) calendar days. Mutual funds advised or sub-advised by Rexiter or certain affiliates are subject to a ninety (90) calendar day holding period.

•

Excess Trading. While active personal trading may not in and of itself raise issues under applicable laws and regulations, we believe that a very high volume of personal trading can be time consuming and can increase the possibility of actual or apparent conflicts with portfolio transactions. Accordingly, an unusually high level of personal trading activity is strongly discouraged and may be monitored by the Compliance and Risk Management Group to the extent appropriate for the category of person, and a pattern of excessive trading may lead to the taking of appropriate action under the Code.

•	Front Running. Employees may not engage in “front running,” that is, the purchase or sale of securities for their own accounts on the basis of their knowledge of the Firms’ trading positions or plans.

•

Material Non-public Information. Employees possessing material non-public information regarding any issuer of securities must refrain from purchasing or selling securities of that issuer until the information becomes public or is no longer considered material. If an employee comes into possession of such information they should notify the Rexiter Compliance Officer as soon as practicable.

•	Shorting of Securities. Employees may not engage in the practice of shorting securities.

VI.	REPORTING REQUIREMENTS

All Securities are subject to the reporting requirements of the Code except the following:

•	Direct Obligations of any sovereign government or supra-national agency;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

•	Shares issued by open-end mutual funds not advised or sub-advised by the Firm;

•	Investments in dividend reinvestment plans; and

•	Variable and fixed insurance products.

Employees must report holdings of or transactions in pension or retirement plans if they have a direct or indirect Beneficial Ownership interest in any Securities held by the plan except where such plans are managed on a discretionary basis by an unaffiliated/unrelated third party pursuant to a valid legal instrument.

Additionally, securities received via a Corporate Action, Share Option, gift or inheritance are required to be reported, but are not subject to the pre-clearance requirements of the Code.

a.	Initial Holdings Reports

Within ten (10) calendar days of being hired by the Firms, each employee must provide the Compliance system (StarCompliance) with a statement of all securities holdings and brokerage accounts. More specifically, each employee must provide the following information:

•	The title, number of shares and principal amount of each Security in which the employee had any direct or indirect beneficial ownership when the person became an employee;

•

The name of any broker, dealer or bank with whom the employee maintained an account in which any securities were held for the direct or indirect benefit of the employee as of the date the person became an employee; and

•	The date the report is submitted by the employee.

b.	Quarterly Transaction Reports

Each employee is required to submit quarterly his/her Quarterly Securities Report within ten (10) calendar days of each calendar quarter end to London Compliance.

Specific information to be provided includes:

1.	With respect to any transaction during the quarter in a Security in which any employee had any direct or indirect Beneficial Ownership:

•	The date of the transaction, the title, the interest rate and maturity date (if applicable), the no. of shares and the principal amount of each Security involved;

•	The nature of the transaction, (i.e., purchase, sale, or other type of acquisition or disposition);

•	The price of the Security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which transaction was effected; and

•	The date that the report is submitted by the employee.

2.	With respect to any account established by the employee in which any securities were held during the quarter for the direct or indirect benefit of the employee:

•	The name of the counterparty with whom the employee established the account;

•	The date the account was established; and

•	The date the report is submitted by the employee.

c.	Annual Holdings Reports

Each employee is required to submit annually (i.e., once each and every calendar year) a list of holdings, which is current as of a date no more than thirty (30) calendar days before the report is submitted. In addition, each employee is required to certify annually that he/she has reviewed and understands the provisions of the Code. The forms for making these reports will be provided to each employee on an annual basis.

Specific information to be provided includes:

•	The title, number of shares and principal amount of each Covered Security in which the employee had any direct or indirect Beneficial Ownership;

•	The name of any broker, dealer or bank with whom the employee maintains an account in which any securities are held for the direct or indirect benefit of the employee; and

•	The date that the report is submitted by the employee.

VII.	STANDARD OF CONDUCT

PERSONAL TRADING

All employees are required to follow the provisions outlined below:

•	Employees will not buy or sell securities (or recommend their purchase or sale) based upon “inside information.” .

•	Employees will not sell the securities of a customer short when we, as individual employees, are directly responsible for providing services to that customer.

•	Employees will not purchase securities of an issuer when Rexiter is involved in the underwriting or distribution of the securities.

•	Employees will not buy or sell securities based upon our knowledge of the trading position or plans of Rexiter or a customer.

•

Employees will not buy or sell securities based upon anticipated research recommendations. (Employees are required to wait at least 3 business days following public dissemination of a recommendation made by Rexiter prior to making a person trade.

•

Employees will not use their influence as Rexiter’s employees to accept preferential treatment from an issuer or broker with respect to an investment opportunity, nor from a broker with respect to the fees charged in relation to conducting a personal securities transaction.

•	Employees will not originate a rumour nor participate in the circulation of one concerning any publicly traded security, or any customer of Rexiter.

•	Employees allow trading of customer accounts and for Rexiter’s own account to precede personal trades if the personal trades could affect the market price of a security.

•

Employees will not invest in the securities of a supplier or vendor to Rexiter, if they as individual employees, have substantial responsibility for representing Rexiter in its relationship with that firm.

•

Employees will not, except in the proper course of their employment, procure any other person to enter into a transaction which this code would prohibit that employee from undertaking for their own account.

CLIENT RESTRICTIONS

Certain individuals, managers and directors may also be subject to additional restrictions agreed between the Firms and the client. These individuals will be advised of these restrictions in a separate statement which will form part of their contract of employment and Directors and Officers’ terms of appointment.

PROTECTING CONFIDENTIAL INFORMATION

Employees may receive information about the Firm’s, their clients and other parties that, for various reasons, should be treated as confidential. All employees are expected to strictly comply with measures necessary to preserve the confidentiality of the information.

Insider Trading and Tipping

The misuse of material non-public information, or inside information, constitutes a fraud under the securities laws of the United States and is a criminal offence in the UK. Fraudulent misuse of inside information includes buying or selling securities while in possession of material non-public information for an employee or employee-related account, a proprietary account or for the account of any client. Fraudulent misuse of inside information also includes disclosing or tipping such information to someone else who then trades on it, or using such information as a basis for recommending the purchase or sale of a security. Information is material when it has market significance and there is a likelihood that a reasonable investor would consider the information important in deciding whether to buy or sell the securities of the company involved. It is non-public if it has not been broadly disseminated.

In no event, may any employee who receives inside information use that information to trade or recommend securities affected by such information for personal benefit, the benefit of the Firms or any affiliate or the benefit of a third party. More specifically:

•	No employee may, while in possession of inside information affecting a security, purchase or sell such security for the account of such employee, a client or any other person or entity.

•

No employee may disclose inside information to any person outside of the Firms. However, discussions with legal counsel and disclosures authorised by the client in furtherance of a related project or transaction are permitted.

•	No employee may recommend or direct the purchase from or sale of a security to anyone while in the possession of inside information, however obtained.

GIFTS AND ENTERTAINMENT

All employees are required to follow the Rexiter’s Gifts and Entertainment Policy. The policy includes the following provisions:

•	Employees should avoid any excessive or disreputable entertainment that would reflect unfavourably on Rexiter;

•	Employees do not offer or accept cash or its equivalent as a gift;

•	Employees recognise that promotional gifts such as those that bear the logo of a company’s name or that routinely are made available to the general public are generally acceptable business gifts;

•	Employees fully, fairly and accurately account on the books and records of the Firms for any expense associated with a gift or entertainment; subject to a de minimis of £50 and

•	Employees do not accept any gift or bequest under a will or trust from a customer of the Firm.

For purposes of the Code, the gifts and entertainment limit will be £250. In order for an employee to accept a gift above the limit, he/she must obtain prior written e-mail approval from Rexiter’s Chairman and e-mail the approval to the Chief Compliance Officer. Please record gifts and benefits in the Gift Reporting section in StarCompliance.

For guidance on any queries about gifts, please contact the Rexiter Compliance Officer.

SERVICE AS A DIRECTOR/OUTSIDE EMPLOYMENT AND ACTIVITIES

All employees are required to comply with the Firm’s policy on outside activities and includes the following provisions:

•	Employees are to avoid any business activity, outside employment or professional service that competes with the Firm or conflicts with the interests of the Firm or its customers.

•

An employee is required to obtain the approval of the Rexiter Chairman before becoming a director, officer, employee, partner or sole proprietor of a “for profit” organisation. The request for approval should disclose the name of the organisation, the nature of the business, whether any conflicts of interest could reasonably result from the association, whether fees, income or other compensation will be earned and whether there are any relationships between the organisation and Rexiter.

•	Employees do not accept any personal fiduciary appointments such as administrator, executor or trustee other than those arising from family or other close personal relationships.

•	Employees do not use the Firm resources, including computers, software, proprietary information, letterhead and other property in connection with any employment or other activity outside Rexiter.

•	Employees disclose to the Rexiter Chairman any situation that could present a conflict of interest or the appearance of a conflict with the Firm and discuss how to control the risk.

When completing their annual certification acknowledging receipt and understanding of the Code of Ethics, employees will be asked to disclose all outside affiliations. Any director/trustee positions with public companies or companies likely to become public are prohibited without prior written approval from the Rexiter Chairman.

VIII.	SANCTIONS

Upon discovering a violation of this Code by an employee or his/her family member or related party, the Rexiter’s Code of Ethics Review Committee may impose such sanctions as it deems appropriate, including, among other things, the following:

•	A letter of censure to the violator;

•	A monetary fine levied on the violator;

•	Suspension of the employment of the violator;

•	Termination of the employment of the violator;

•	Civil referral to the FSA, SEC or other civil regulatory authorities determined by Rexiter; or

•	Criminal referral – determined by Rexiter.

Examples of possible sanctions include, but are not limited to:

•	A warning letter, with a cc: to the employee’s manager, for a first time pre-clearance or reporting violation;

•	Monetary fines and disgorgement of profits when an employee profits on the purchase of a security he/she should not purchase; and

•	Recommendation for suspension or termination if an employee is a serial violator of the Code.

Appeals Process

If an employee decides to appeal a sanction, he/she should contact Human Resources.